Exhibit 99.1

WhiteHawk to Acquire PHX Minerals Inc. for $4.35 per Share

Expands WhiteHawk’s Minerals and Royalties Position with Addition of PHX’s ~1.8 Million Gross Unit Acres of Premier Natural Gas Mineral and Royalty Assets

PHX Stockholders to Receive $4.35 in Cash Per Share, Reflecting a
21.8% Premium to PHX’s Closing Share Price Yesterday

PHILADELPHIA & FORT WORTH, Texas – May 8, 2025 – WhiteHawk Income Corporation (together with WhiteHawk Energy, LLC and their respective subsidiaries, “WhiteHawk” or the “Company”), a natural gas mineral and royalty company, and PHX Minerals Inc. (NYSE: PHX) today announced they have entered into a definitive agreement under which WhiteHawk will acquire PHX in an all-cash transaction that values PHX at $4.35 per share, or total value of approximately $187 million, including PHX’s net debt. Through the transaction, WhiteHawk will add approximately 1.8 million gross unit acres of premier natural gas mineral and royalty assets, significantly expanding its footprint in the core of the Haynesville Shale in East Texas / North Louisiana and diversifying its portfolio into the SCOOP / STACK region in Oklahoma.

Under the terms of the merger agreement, PHX stockholders will receive $4.35 in cash, net to the holder thereof, without interest thereon and subject to any applicable tax withholding, for each share of PHX common stock owned. This consideration represents:

-	a 21.8% premium to PHX’s closing share price yesterday, May 7, 2025;
-	a 15.7% and 12.2% premium to PHX’s 30- and 60-Day volume weighted average share price of $3.76 and $3.88, respectively, as of May 7, 2025; and
-	a 23.9% premium to PHX’s unaffected share price as of October 14, 2024, the last day prior to WhiteHawk’s latest public disclosure of its proposal to acquire PHX.

“We are excited to announce this transaction with WhiteHawk, which will provide compelling and certain value to all PHX stockholders,” said Chad L. Stephens, President and CEO of PHX. “PHX’s Board of Directors conducted a robust strategic alternatives process to maximize value for our stockholders, and we unanimously determined the transaction with WhiteHawk achieves this objective. This transaction is also a testament to the PHX team’s work to evolve our business and build a best-in-class natural gas minerals portfolio, and I thank them for their dedication.”

“The WhiteHawk transaction represents the culmination of our mineral only strategy which we embarked on in early 2020,” said Mark T. Behrman, Chairman of PHX. “The Board of Directors commends the management team for the successful transition of PHX’s business strategy over the last five years and the value created over that period of time.”

“The acquisition of PHX is a significant milestone that more than doubles our gross unit acre footprint and producing natural gas wells in highly established basins with some of the country’s largest natural gas producers,” said Daniel C. Herz, WhiteHawk’s Chairman and Chief Executive Officer. “PHX will allow us to expand our presence in the core Haynesville Shale and enter the SCOOP / STACK as well. Combined with our current 1.35 million gross unit acres in the core of the Marcellus Shale and Haynesville Shale, we will have meaningful exposure to the top natural gas basins in the United States. PHX’s assets are underpinned by over 6,500 producing wells and significant undeveloped inventory that will increase and diversify our cash flows while providing potential upside. This transaction reflects our strategy to grow with assets that provide cash flow generation with no capital expenditures.”

Mr. Herz continued, “We look forward to working closely with the PHX team in Oklahoma City as we integrate our operations and unlock the value of our combined portfolio.”

Following the close of the transaction, WhiteHawk will own royalty interests across approximately 3.1 million gross unit acres, with cash flow from approximately 10,163 producing wells, 368 wells-in-progress, 330 permitted wells and more than 7,250 undeveloped locations across its portfolio, on a pro forma basis. WhiteHawk will also increase its exposure to some of its top operators, including Expand Energy (NASDAQ: EXE), Comstock Resources (NYSE: CRK) and Aethon Energy in the Haynesville Shale, while adding other top operators including Continental Resources and Devon Energy (NYSE: DVN), in the SCOOP / STACK. WhiteHawk’s existing Marcellus Shale assets are underpinned by top natural gas operators including EQT (NYSE: EQT), Range Resources (NYSE: RRC), CNX Resources (NYSE: CNX), and Antero Resources (NYSE: AR).

Terms of the Agreement

WhiteHawk will, through a subsidiary, commence a cash tender offer (the “Offer”) to acquire all outstanding shares of common stock of PHX for a purchase price of $4.35 per share of common stock, net to the holder thereof, in cash, without interest thereon and subject to any applicable tax withholding. As soon as practicable following the successful completion of the Offer, WhiteHawk will acquire all shares not acquired in the tender through a second-step merger for the same consideration per share paid in the Offer.

WhiteHawk currently holds approximately 2.5% of the outstanding shares of PHX common stock. Additionally, concurrent with the signing of the merger agreement, directors and officers of PHX beneficially owning approximately 10% of PHX’s outstanding common stock entered into Tender and Support Agreements, pursuant to which each individual agreed to tender PHX shares they hold into the Offer.

The transaction is expected to close by early in the third quarter 2025 and is subject to customary closing conditions, including the tender into the Offer of a minimum amount of PHX’s common stock and other conditions as set forth in the merger agreement. The transaction has been unanimously approved by PHX’s Board of Directors. Following the completion of the transaction, PHX will no longer trade on the New York Stock Exchange.

WhiteHawk will finance this transaction with a combination of new equity and additional debt under its existing senior secured notes.

PHX First Quarter Earnings

In a separate press release also issued today, PHX also announced financial results for the first quarter 2025. PHX’s press release is available at https://phxmin.com/investors.

Advisors

Stephens Inc. is serving as financial advisor to WhiteHawk and Weil, Gotshal & Manges LLP is serving as its legal advisor. RBC Capital Markets, LLC is serving as lead financial advisor and Intrepid Partners, LLC is serving as financial advisor to PHX and Blank Rome LLP is serving as its legal advisor.

About WhiteHawk Energy, LLC

WhiteHawk Energy, LLC is focused on acquiring mineral and royalty interests in top-tier natural gas resource plays, including the Marcellus Shale and Haynesville Shale. The management team at WhiteHawk Energy has successfully grown over $13 billion of minerals, midstream, and exploration and development companies over the last 20 years. WhiteHawk Energy currently manages approximately 1,350,000 gross unit acres within core operating areas of the Marcellus Shale and Haynesville Shale, with interests in more than 3,400 producing horizontal wells. Please go to www.whitehawkenergy.com for more information.

About PHX Minerals Inc.

PHX Minerals is a natural gas and oil mineral company with a strategy to proactively grow its mineral position in its core focus areas. PHX owns mineral acreage principally located in Oklahoma, Texas, Louisiana, North Dakota and Arkansas. Additional information on the Company can be found at www.phxmin.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about WhiteHawk and PHX, including statements that involve risks and uncertainties concerning WhiteHawk’s proposed acquisition of PHX, anticipated customer benefits and general business outlook. When used in this document, the words “anticipates,” “can,” “will,” “look forward to,” “expected” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of WhiteHawk or PHX, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, (i) the possibility that the transaction will not close or that the closing may be delayed, (ii) the anticipated synergies of the combined companies may not be achieved after closing, (iii) the combined operations may not be successfully integrated in a timely manner, if at all, (iv) general economic conditions in regions in which either company does business, and (v) the possibility that WhiteHawk or PHX may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of WhiteHawk or PHX.

In addition, please refer to the documents that PHX files with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause PHX’s operational and other results to differ materially from those contained in the forward- looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Neither WhiteHawk nor PHX is under any duty to update any of the information in this document.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, WhiteHawk will, through a subsidiary, commence a tender offer for the outstanding shares of PHX. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of PHX, nor is it a substitute for the tender offer materials that WhiteHawk and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, WhiteHawk and its acquisition subsidiary will file tender offer materials on Schedule TO, and PHX will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of PHX are urged to read these documents when they become available because they will contain important information that holders of PHX securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of PHX at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, PHX files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by PHX at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. PHX’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Contacts

Corporate Relations

jslotterback@whitehawkenergy.com

Investor Contact:

Rob Fink / Stephen Lee

FNK IR

646.809.4048

PHX@fnkir.com

Corporate Contact:

405.948.1560

inquiry@phxmin.com